April 8, 2011

Mr. Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Central Pacific Financial Corp.
Registration Statement on Form S-1 (File No. 333-172479)

Dear Mr. Clampitt:

On behalf of our client, Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we provide below supplemental information that has been requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-172479) (the “Form S-1”).  Except as otherwise noted, the information provided in this letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Form S-1.

Below is a summary of the differences regarding adjustments based on certain issuances of Common Stock between (1) the warrant issued by the Company to the United States Department of the Treasury (the “Treasury”) on January 9, 2009 (the “original warrant”) and (2) the amended warrant issued by the Company to the Treasury on February 18, 2011 (the “amended warrant”).

Adjustment Trigger.  Subject to certain exceptions, the original warrant’s exercise price was subject to adjustment if the Company issues Common Shares at a price per share that is less than 90% of the then current market price of the shares. The trigger under the amended warrant is issuance of Common Shares at a price per share that is less than the then applicable exercise price of the amended warrant.

Mr. Michael Clampitt	-2-

Adjustment of Shares Issuable Upon Exercise of Warrant.  If an adjustment is triggered, the shares issuable upon exercise of the original warrant was to be increased to the number obtained by multiplying such number of shares issuable by a fraction (A) the numerator of which shall be the sum of (x) the number of then outstanding Common Shares and (y) the number of additional Common Shares issued and (B) the denominator of which shall be the sum of the (I) the number of then outstanding Common Shares and (II) the number of shares which the aggregate consideration receivable by the Company for the shares issued would purchase at the then current market price of the Common Stock.  With respect to the amended warrant, the shares issuable upon exercise of the amended warrant will be increased to the number obtained by multiplying such number of shares issuable by a fraction (A) the numerator of which shall be the exercise price of the amended warrant before the adjustment described below and (B) the denominator of which shall be the consideration per share of Common Stock received by the Company in connection with the Common Stock issuance.

Adjustment of Exercise Price of Warrant.  If an adjustment is triggered, the exercise price of the original warrant was to be reduced by multiplying such exercise price by a fraction, the numerator of which shall be the number of Common Shares issuable upon exercise of the original warrant before the adjustment described above and the denominator of which shall be the number of Common Shares issuable upon exercise of the original warrant immediately after the adjustment described above.  With respect to the amended warrant, the exercise price will be reduced to equal the consideration per share of Common Stock received by the Company in connection with the Common Stock issuance.

Mr. Michael Clampitt	-3-

If you have any questions regarding this letter, please contact the undersigned at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

Alison S. Ressler

cc:	Glenn K.C. Ching
(Central Pacific Financial Corp.)